Bridgewater Place w Post Office Box 352
Grand Rapids, Michigan 49501-0352
Telephone 616 / 336-6000 w Fax 616 / 336-7000 w www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com
August 27, 2015

Filed Via Edgar

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Universal Forest Products, Inc.
Form 10-K
Filed February 25, 2015
File No. 0-22684

Dear Ms. Rocha:

On behalf of Universal Forest Products, Inc., a Michigan corporation (the "Company"), we are responding to your most recent letter dated August 4, 2015, with respect to the above-referenced filing. The comments from your August 4, 2015, letter are set forth in bold font below and are followed by our response.

Form 10-Q for the period ended June 27, 2015

G. Segment Reporting, page 11

1.
We note the revised operating segments as of the first quarter of fiscal 2015 due to "recent changes in management structure." Please help us to better understand your new segments by addressing the following:

•
Explain the specific changes in your new management structure. Identify the managers of each of the new segments. We note from page 30 of the proxy that there appears to be named executives for only two of the three new segments;

•	Disclose the nature and location of each material business/operation included in each new reportable segment, including the All Other category; and

•
Clarify which operations from your former Eastern, Western and Site-Built segments constitute the new North, South and Western segments, including the All Other category. In this regard, based on the information currently provided and amounts reported in prior Forms 10-Q, it does not appear that the new North and South segments are simply the former Eastern segment broken out further by region.

Grand Haven w Grand Rapids w Kalamazoo w Lansing w Metro Detroit

Ms. Melissa N. Rocha
August 27, 2015

As a matter of background, the Company operates manufacturing, treating and distribution facilities throughout North America, but primarily in the United States. The Company manages the operations of its individual locations primarily through a geographic reporting structure under which each location is included in a region and regions are included in divisions. The exceptions to this geographic reporting and management structure are (a) the Company's Alternative Materials Division, which offers a portfolio of outdoor living products and distributes those products nation-wide and (b) the Company's distribution divisions (referred to as UFPD) which distribute a variety of products to the manufactured housing industry. As described in the Compensation Discussion and Analysis section of the Company's proxy statement, the Company's compensation programs align with this management and reporting structure.

Prior to January 1, 2015, the Company's reportable segments, operating segments, reporting units and regional profit centers were as follows:

December 2014 Segment Reporting
Managers	Bob Lees - Pres.	Allen Peters - Pres.	Bob Lees - Pres.	Matt Missad - CEO	Pat Webster - COO
Reportable Segments	Eastern	Western	Site-Built	Corporate	All Other
Operating Segments	Eastern	Western	Site-Built	Corporate
Reporting Units	Eastern Core	Western	Eastern Site-Built	Corporate	UCP	Eovations	Pinelli	UFPD
Profit Centers	East Central Region	Far West Region	Mid Atlantic Region	Corporate Operations	Consumer Products Operating			UFPD
	Eastern Other Region	Southwest - North Texas Region	Northeast Site-Built Region		Consumer Products Other
	Great Lakes Region	Southwest - South Texas Region	Site-Built Framing Region
	Gulf Region	West Central Region	Site-Built Other Region
	Northeast Region	Western Other Region
North Atlantic Region
Southeast Region

Ms. Melissa N. Rocha
August 27, 2015

Following the departure of the president of the Company's eastern division, management re-assessed the scope of its operations in that division, including opportunities for accelerated growth east of the Mississippi. Following that evaluation, the Company revised its leadership structure in the eastern division, promoting Patrick Benton and Jonathan West to the new roles of executive vice presidents of the north and south of its eastern division, respectively. Allen Peters continued as the President of the Company's western division. After the changes the Company's reportable segments, operating segments, reporting units and regional profit centers were as follows:

June 2015 Segment Reporting
Managers	Patrick Benton - EVP			Jonathan West - EVP	Allen Peters - Pres.	Matt Missad - CEO	Rick Preble - VP		Dick Gauthier - VP
Reportable Segments	Eastern - North			Eastern - South	Western	Corporate	All Other
Operating Segments	Eastern - North			Eastern - South	Western	Corporate	Alternative Materials		International
Reporting Units	Eastern - North Core	Eastern - Site-Built	UFPD	Eastern - South	Western	Corporate	UCP	Eovations	Pinelli	Australia
Profit Centers	Great Lakes Region	Mid Atlantic Region	UFPD	East Central Region	Far West Region	Corporate Operations	Consumer Products Operating
	North Other Region	Northeast Site-Built Region		Gulf Region	North Texas Region	E-Commerce Operations	Consumer Products Other
	Northeast Core Region	Site-Built Other Region		Southeast Region	South Texas Region
	Northern Atlantic Region				West Central Region
West Other Region

Both Mr. Benton and Mr. West, like Mr. Peters, are executive officers of the Company for purposes of Item 402(a)(iii) of regulation S-K; however, Mr. West who leads the Eastern-South division does not qualify as a named executive officer under that Item given that his compensation is not among the three most highly compensated executive officers other than the Company's CEO and CFO.

Attached to this letter as Exhibit A is a listing of the location and respective net sales of each of the Company's regional operations and each of its reportable segments, including the all other category. With respect to the nature of the respective operations, and as noted above, the facilities in the north, south and western segments generally supply the three markets the Company serves nationally; the Retail market, Industrial market, and Construction market. Also substantially all of our facilities support customers in the immediate geographical region surrounding the facility.

Ms. Melissa N. Rocha
August 27, 2015

The Company's new north and south reporting segments do not represent the segregation of the former eastern segment. The Site Built business previously was a separate segment, however with the reorganized management structure, the site built business is now managed by two regional vice presidents, who each report to Patrick Benton. As the results of the site built unit are included in the North segment when reviewed by the CODM and when making decisions about allocation of resources, the site built segment is included no longer as an operating segment and is reported as part of the North Segment. Additionally, the reporting unit UFPD which previously included the Other Segment, is now included as part of the Eastern-North segment.

Management also considered which of its operating segments (either individually or on an aggregated basis), meet the quantitative thresholds set forth in ASC 280-10-50-12. Based upon those criteria, the Alternative Materials operating segment and International operating segment were included in the "other" segment for reporting purposes due to their relative immateriality. The separation of the former eastern division into north and south, along with the inclusion of the site built and distribution facilities into the north segment, was based upon the restructuring of the Company's management and reporting structure.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 19

2.
Regarding inventories, we note the three-day increase in your first quarter of fiscal 2015 cash cycle compared to the first quarter of fiscal 2014, which further increased by an additional day in your second quarter of fiscal 2015, the significant impact of inventories on your operating cash flows and the CEO's remarks in the earnings call transcript that inventory is an area for improvement which you plan to bring in line with targets. We also note significant increases in accounts payable and the significant borrowing on your revolving credit facility during fiscal 2015, although you state the increase in the revolver is seasonal in nature. Please disclose the specific factors faced by management in addressing its growing inventories. In this regard, we note that seasonality, as suggested by the CFO in his opening remarks of the earnings call transcript, may be only one such factor. Please further explain the "weather" and "transportation challenges" the company is facing and how this is directly impacting inventory levels and how the company plans to mitigate these challenges.

In future filings we will discuss the factors causing changes in inventory where practicable. The Company has 90 separate facilities throughout North America that inventory the Company's products, and the leaders of each facility bear responsibility for managing their respective inventories. The inventories are impacted by a variety of factors. Those factors include, but are not limited to, local weather conditions, local economic conditions, the availability and efficiency of local transportation services, local changes in customer product demands, the impact of new customers and large projects, unique customer purchasing patterns as well as projected sales from existing and new customers. Each of these factors impact each of the Company's facilities differently both in type and in order of magnitude. During the past quarter, some of the Company's facilities actually reduced inventory levels, while others experienced an increase in inventories.

Ms. Melissa N. Rocha
August 27, 2015

With respect to the reference to "transportation challenges", the Company has experienced difficulties in some locations in managing third party transportation services due principally to the lack of available resources. The Company has and continues to devote management and third party resources to improve the efficiency of its transportation services; however, the demand for and availability of those services in certain areas of the country can, in the near-term, be beyond the reasonable control of the Company. As noted above, however, transportation challenges were not a primary cause of the year-over-year increase in inventory levels.

As explained in the Company's prior filings, seasonality does have a significant impact on the Company's working capital, both in terms of inventory levels and receivables. While certainly related, "seasonality" and "weather" are distinct factors that impact the Company's inventory levels. Both of these factors are explained in the Company's risk factors disclosure in Item 1(A) of its Report on Form 10-K.

With respect to seasonality, a variety of the Company's products, such as treated lumber, are in greater demand during the months of April through August. This increase in sales, combined with the Company's capacity restraints in the wood treatment process, requires the Company to build inventory levels throughout the winter and spring. However, by definition, seasonality has a limited impact on year-over-year comparisons of inventory levels. On the other hand, localized weather conditions, particularly severe and prolonged weather events, can have a meaningful impact on local and therefore consolidated inventory levels.

The Company will continue to monitor the events and conditions that impact relative and absolute inventory levels and, to the extent material, will identify and, if possible, quantify those primary factors, as well as the Company's efforts to mitigate their impact.

Attached to this letter is the Company's signed Acknowledgment to the above statements.

We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM
Michael G. Wooldridge
MGW/jmn
cc:    Mr. Michael Cole, Chief Financial Officer
9646455_2

Ms. Melissa N. Rocha
August 27, 2015

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

August 27, 2015	/s/ Michael Cole
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.

Ms. Melissa N. Rocha
August 27, 2015

Exhibit A

June 27, 2015
Segment	Region	Location	Net Sales
Eastern - North	Great Lakes Region	WI, IN, OH	139,963,026
	North Other Region	NC, OH, PA, IN, MI, GA, FL, MD	958,024
	Northeast Core Region	PA, MA	59,708,161
	Northern Atlantic Region	WV, PQ, PA, NC	98,235,742
	Mid Atlantic Region	NC, VA, TN, SC, GA	75,904,128
	Northeast Site-Built Region	MD, NY, NJ, MA	68,490,582
	Site-Built Other Region	NC	34
	UFPD	IN	41,891,844
		Subtotal	485,151,541
		Less Intercompany Sales	(24,319,173)
		Total	460,832,368
Eastern - South	East Central Region	NC, TN	96,084,279
	Gulf Region	FL, PR, GA, AL	121,099,927
	Southeast Region	GA, AL	147,311,053
		Subtotal	364,495,259
		Less Intercompany Sales	(14,802,919)
		Total	349,692,340
Western	Far West Region	AZ, CA	126,244,410
	North Texas Region	TX	99,962,240
	South Texas Region	TX	130,452,790
	West Central Region	MO, MN, CO, UT, OR, WA, ID	197,348,994
	West Other Region	TX, CA, CO, OR, MI	38,183,988
		Subtotal	592,192,422
		Less Intercompany Sales	(25,102,404)
		Total	567,090,018
All Other	Consumer Products Operating	MI, WI, ME	72,337,385
	Consumer Products Other	MI, WI, ME	—
	Eovations	MI, AL	1,384,508
	Pinelli	MX	21,266,870
	Australia	QLD	3,230,508
	E-Commerce Operations	MI	42,681
		Subtotal	98,261,952
		Less Intercompany Sales	(4,681,565)
		Total	93,580,387
			1,471,195,113